

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2017

Tim Courtis
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street
Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman
Cayman Islands

> **Re: Greenlight Capital Re, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-33493**

Dear Mr. Courtis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operation, page 52

1. You disclose on page 62 that "Due to the investment loss for the year ended December 31, 2015, based on the advisory agreement, the performance compensation for subsequent years is reduced to 10% of investment income until all the investment losses have been recouped and an additional amount equal to 150% of the investment loss is earned." Given the significance of your net investment income to your overall operating results and business focus as well as the related party aspect of your investment advisor

fees, please provide us with a schedule showing the amount of past losses that must be recouped by future investment income before the maximum performance fee rate of 20% can be charged.

Financial Statements, page F-4

2.   In light of the significance of and related party aspect to your investment advisor compensation fees, please tell us how you considered the guidance of Rule 4-08(k) of Regulation S-X in determining how to present all related party amounts on the face of your financial statements.

Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

3.   Please tell us how you determined the level at which to aggregate your short duration reinsurance business for the incurred and paid development tables. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, claims paid, and ending reserve liabilities for the last two years by each product line quantified on page six and discussed in your results of operations for your frequency and severity categories. For each product line identified on page six, list the relevant characteristics of that product line and compare them to the characteristics of the other product lines with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into the development tables disclosed here, and why each of the product lines identified did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

4.   You disclose on page F-35 that for purposes of your short duration tables in Note 7, "the incurred and paid claims have been allocated to the accident years based on the proportion of premiums earned for each contract during such accident year" because you do not receive claims information by accident year from ceding insurers. You also disclose at the bottom of F-35 that "The allocation to accident years results in losses from natural catastrophe events for severity contracts allocated in proportion to the premiums earned in an accident year rather than the year during which the natural catastrophe event occurred." However, you disclose in other sections of your filings that imply that for at least some frequency and severity losses you are able to positively identify the events and the periods in which they occur. For instance, you disclose on page 57 "For the year ended December 31, 2016, the losses incurred on severity contracts increased by $19.2 million, or 727.4% compared to the same period in 2015. The severity losses incurred included $4.4 million of loss reserves relating to the 2016 Canadian wildfires and Hurricane Matthew." You also disclose on page 43 of your September 30, 2017 Form 10-Q that "The losses incurred on frequency contracts for the nine months ended

       September 30, 2017 included $8.7 million of catastrophe losses incurred on quota share contracts due to hurricanes Harvey, Irma and Maria and the Mexican earthquakes." Similarly, you disclose on page 44 of the Form 10-Q that "For the three and nine months ended September 30, 2017, the increase in severity losses incurred was primarily due to $36.2 million of catastrophe losses incurred relating to hurricanes Harvey, Irma and Maria and the Mexican earthquakes, compared to the same periods in 2016." Please tell us how your method of allocation results in the short duration tables in Note 7 providing meaningful information and complies with ASC 944-40-50-4B.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance